Exhibit 8.1

Subsidiaries of Points International Ltd.

Name	Jurisdiction of Incorporation	Other Business Names
Points.com Inc.	Ontario	None
Points International (UK) Limited	United Kingdom	None
Points International [U.S.] Ltd.	Delaware	None